SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center Airport

Schiphol Boulevard 217

1118 BH Schiphol, Amsterdam

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K/A for the month of February 2012

Explanatory Note: Registrant has amended its Form 6-K filed on January 31, 2012 (“CNH Full Year 2011 Earnings Press Release”). This amendment is necessary only to correct certain information in the table summarizing CNH outstanding debt and certain information contained in the table summarizing IFRS trading profit for 2010 (appearing on Pages 30 and 36 of the Analyst Deck) which is an attachment to the CNH Full Year 2011 Earnings Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ CAMILLO ROSSOTTO
Camillo Rossotto Chief Financial Officer

February 3, 2012

2011 Fourth Quarter and Full Year Financial Results January 31, 2012

Management Participants
Richard Tobin
President and Chief Executive Officer
Camillo Rossotto
Chief Financial Officer
Andrea Paulis
Treasurer
Manfred Markevitch
Head of Investor Relations
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 2

Forward Looking Statement
This presentation includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.
All statements other than statements of historical fact contained in this presentation, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as "may," "will," "expect," "could," "should," "intend,"
"estimate," "anticipate," "believe," "outlook," "continue," "remain," "on track," "goal," or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers' access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat Industrial S.p.A., the effect of the demerger transaction consummated by Fiat S.p.A. pursuant to which CNH was separated from Fiat S.p.A.'s automotive business and has become a subsidiary of Fiat Industrial S.p.A, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers and critical suppliers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on
Form 20-F for the year ended December 31, 2010.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 3

- **Net Sales increase of 27% to $4.8 billion in the fourth quarter and up 25% to $18.1 billion for the full year**
  - Agricultural equipment: +24% (+25% constant currency basis) in the fourth quarter and +23% (+20% constant currency basis) for the full year
  - Construction equipment: +39% (+40% constant currency basis) in the fourth quarter and +32% (+28% constant currency basis) for the full year

- **Equipment Operations Operating Profit of $238 million, an increase of 35% in the fourth quarter and of $1.5 billion, up 65%, for the full year**
  - Operating Margin increased to 5.0% compared to 4.7% in Q4 2010
  - Operating Margin increased to 8.1% compared to 6.1% in 2010

- **Equipment Operations net cash position increased by $536 million to $2.7 billion for the full year**

- **Net income before restructuring and exceptional items of $189 million in the fourth quarter and $918 for the year**

	Q4 2011	FY 2011
— Diluted EPS:	$0.80/share	$3.91/share
— Diluted EPS before restructuring and exceptional items:	$0.79/share	$3.82/share

Highlights CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 4

Financial Highlights – Full Year
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 5
*  See Appendix for Definition and U.S. GAAP Reconciliation
U.S. GAAP, US$ in mils. - Except per share data and percentages
Percent
2011 2010 Change
Net Sales of Equipment 18,059 $    14,474 $    25%
Equipment Operations Operating Profit * 1,465 $      889 $         65%
Financial Services Net Income 225 $         159 $         42%
Net Income Before Restructuring and Exceptional Items * 918 $         496 $         85%
Diluted EPS Before Restructuring and Exceptional Items * 3.82 $        2.08 $        84%
Equipment Operations Operating Cash Flow 1,097 $      1,811 $      (39)%
Equipment Operations Net (Cash) * (2,731) $     (2,195) $     24%
Full Year

(U.S. GAAP, US$ in mils.)
Net Sales Change Y-o-Y
Rate of Change vs. 9M '11
$20,000
$15,000
$10,000
$5,000
$0
$14,971
$899
$1,614
$6,828
$5,630
$17,366
$1,174
$2,340
$7,760
$6,092
$12,783
$1,201
$1,695
$4,608
$5,279
$14,474
$1,431
$2,678
$4,348
$6,017
$18,059
$1,829
$2,906
$5,810
$7,514
+25%
+28%
+9%
+34%
+25%
100%
10%
16%
32%
42%
2007
2008
2009
2010
2011
% of 2011 total Net Sales
North America
EAME & CIS
Latin America
APAC

Net Sales by Geographic Region* – Full Year * See Appendix for Geographic Information CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 6

$20,000
$15,000
$10,000
$5,000
$0
$14,971
$17,366
$12,783
$14,474
$18,059
$5,023
$4,464
$2,120
$2,946
$3,876
$9,948
$12,902
$10,663
$11,528
$14,183
2007
2008
2009
2010
2011

$1,500
$1,000
$500
$0
($500)
$1,225
$1,487
$373
$889
$1,465
$412
$116
$55
$813
$1,371
$712
$943
$1,410
($339)
($54)
2007
2008
2009
2010
2011

FIAT INDUSTRIAL

Net Sales and Operating Profit* Review
– Full Year
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 7
Operating Profit Net Sales
*  See Appendix for Definition and U.S. GAAP Reconciliation
Agricultural Equipment Construction Equipment
(U.S. GAAP, US$ in mils.)

$889
621
272
(104)
(152)
(71)
10
$1,465
FY '10
Volume & Mix
Net Pricing
Production Cost
SG&A
R&D
Other
FY '11

Equipment Operations
Operating Profit* Evolution – Full Year
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 8
*  See Appendix for Definition and U.S. GAAP Reconciliation
(U.S. GAAP, US$ in mils.)
• Improvements in both AG and CE operating profit
• Solid demand supported higher volumes in both AG and CE, more efficient industrial utilization, better product mix and positive net pricing
• Emission regulations changes and introduction of new products drove the increase in R&D

2
• $90mn initial investment
• New plant will be producing high horsepower
tractors, combine harvesters and other
machinery featuring advanced technology
• Additional manufacturing capacity to current
high horsepower tractors and other
agricultural equipment assembly lines in
Harbin and low and medium horsepower
tractors plant in Shanghai
• Total Investment in excess of US$100mn
including:
• Expansion of Fiat Industrial complex in
Cordoba
• Launch of new, localized product lines for
both brands:
• Class 8/9 Combines: expansion of
LA capacity
• Specialty Tractors: currently not
manufactured in LA
• Production capacity: up to 6,000
units/year
• FPT engines: supplied from same
industrial complex
New Industrial project in Argentina New Manufacturing plant in Harbin, China
CNH Agricultural Equipment Geographical
Expansion

Equipment Operations
Change in Net Debt (Cash)* – Full Year
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 10
* See Appendix for Definition and US GAAP Reconciliation
** Net change in receivables, inventories and payables including inter-segment receivables and payables
*** Excluding Net (Deposits In) Withdrawals from Fiat and Fiat Industrial Cash Management Systems, as they are part of Net Debt (Cash)
(U.S. GAAP, US$ in mils.)
2011 2010
Net Income 924 $        438 $
Depreciation & Amortization 311          291
Account Receivables (13)          (97)
Inventories (849)         323
Account Payables 673          560
Cash Change in Working Capital ** (189)         786
Other 51            296
Net Cash From Operating Activities 1,097        1,811
Net Cash From Investing Activities *** (489)         (313)
All Other, Including FX Impact for the Period (72)           167
Increase in Net (Cash) 536 $        1,665 $
Full Year

Agricultural Equipment
(Major Equipment)

Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4-10
Q1-11
Q2-11
Q3-11
Q4-11
Company Inventory
Dealer Inventory
CNH Retail Sales*
CNH Production*

Construction Equipment
(Light & Heavy)

Q1'09
Q2'09
Q3'09
Q4'09
Q1'10
Q2'10
Q3'10
Q4'10
Q1'11
Q2-11
Q3-11
Q4-11
Company Inventory
Dealer Inventory
CNH Retail Sales*
CNH Production*

Inventory Reductions
(In Units of Equipment)
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 11
• Fourth Quarter Underproduction vs. Retail 9%
• 4% Reduction in Forward Months of Supply
• Fourth Quarter Underproduction vs. Retail 1%
• 26% Increase in Forward Months of Supply
* Excluding Joint Ventures
Source: CNH Internal Data

Market Outlook CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 12

Industry Drivers: AG and CE Equipment
– IHS Global Insight
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 13
Source: IHS Global Insight January 2012
2010 2011 Est. YoY 2012 F YoY 2013 F 2014 F 2015 F
Corn 162 229 41.3% 197 -13.9% 185 184 171
Soybeans 365 483 32.3% 478 -1.2% 405 406 401
Wheat 213 285 33.8% 284 -0.4% 270 263 261
IHS Global Insight 79.1 79.2 0.2% 93.7% 18.3% 87.0 87.0 84.7
USDA - Feb. 2011 79.1 100.9 27.6%
Housing Starts - Thousand Units 585 610 4.3% 726 19.0% 974 1,345 1,618
Construction Spending - USD billion 704 $       739 $    5.0% 783 $    5.9% 863 $    1,042 $ 1,221 $
World 4.0% 2.8% 2.6% 3.4% 3.9% 3.8%
North America 3.0% 1.8% 1.7% 2.5% 3.5% 3.3%
Europe 2.1% 1.8% 0.5% 1.7% 2.2% 2.4%
Former Soviet Union 4.4% 4.5% 3.9% 4.0% 4.3% 4.2%
Asia less Japan 8.3% 6.5% 6.2% 6.8% 7.0% 6.9%
Latin America 6.3% 4.4% 3.7% 4.9% 5.1% 4.5%
6.89 6.96 1.1% 7.04 1.1% 7.12 7.19 7.27
World Population - billion
Global Commodity Prices - USD/metric ton
Net Farm Income - USD billion
U.S. Construction Activity
Gross Domestic Product Growth - YoY % Change

CNH

CASE IH AGRICULTURE | NEW HOLLAND AGRICULTURE

	=
	=
	=
	=
	+
	=
	−

	+
	+
	−
	=
	+

	=

CASE CONSTRUCTION | NEW HOLLAND CONSTRUCTION

	=
	−
	=
	−
	+

	=
	=
	−
	−
	=

	=

FIAT INDUSTRIAL

Industry CNH Industry CNH
(change vs. prior year) (performance relative to mkt) (change vs. prior year) (performance relative to mkt)
WW 12% WW 30%
NA 2% NA 39%
  <40hp 2% EAME & CIS 31%
  40+hp 2% LA 30%
EAME & CIS 25% APAC 24%
LA (2%)
APAC 12%
WW 16% WW 23%
NA (5%) NA 37%
EAME & CIS 39% EAME & CIS 42%
LA 21% LA 21%
APAC 22% APAC 17%
WW AG 12% WW CE 27%
FY '11 FY '11
CNH Units Volume* Full Year
Agricultural and Construction Equipment
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 14
*  See Appendix for Geographic Information
CNH Internal Elaboration - Preliminary Results
Combines
Tractors
Light
Heavy

Industry Units Volume* Full Year Outlook
Agricultural and Construction Equipment
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 15
*  See Appendix for Geographic Information
CNH Internal Elaboration - Preliminary Results
Combines
Tractors
Light
Heavy
FY '12 FY '12
Industry Industry
(change vs. prior year) (change vs. prior year)
WW 0-5% WW ~+10%
NA Flat NA 15-20%
<40hp EAME & CIS ~+5%
40+hp 0-5% LA 5-10%
EAME & CIS APAC 5-10%
LA (5-10%)
APAC ~+5%
WW 0-5% WW 20-25%
NA 5-10% NA 10-15%
EAME & CIS 0-5% EAME & CIS 0-5%
LA (5-10%) LA 5-10%
APAC 0-5% APAC 25-30%
WW AG 0-5% WW CE 15-20%
Flat
Flat

CNH

Main New Equipment Launches

Main Product Awards

MASCHINE DES JAHRES 2012

FIAT INDUSTRIAL

2
Expansion of Tier 4A/Stage IIIB emission compliant offering
Agriculture Equipment
Combines: class 5 and higher
Tractors: High hp and 4WD
New Holland CR Series Combine named
Machine of the Year 2012 at the 2011
Agritechnica show
Case IH Steiger 600 and New Holland T9
Tractors win AE50 innovation awards
from the American Society of Agricultural
and Biological Engineers
Heavy Construction Equipment
Crawler Excavators
Wheel Loader
Construction Equipment Other
Relevant Launches
New Holland 200 Series and
Case Series 3 Skid Steer and
Compact Track loaders range
New Holland B Series Motor
Grader
Road & Bridges magazine named “Contractor’s Choice” machines for
2011: Case 850L crawler dozer, 580M loader/backhoe, 440 Series 3 skid steer loader and the 621E wheel loader Agricultural Equipment Other
Relevant Launches
New Holland mid-range tractor
series TD5, T5 and T6
Case IH Patriot 4430 sprayer
CNH Main Launches and Product Awards
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 16

Tractors

Segment	2011	2012	2013	2014	2015
4WD	New models	New models	New models	Repowering, Major upgrade	New models
220+ HP	Repowering	New models	Major upgrade, Repowering	Major upgrade, Repowering, New models	Major upgrade
100-200 HP	Repowering	Major upgrade, Repowering	New models, Major upgrade	Major upgrade, Repowering	New models, Repowering
55-115 HP	Repowering	Major upgrade, Repowering, New models	Major upgrade, Repowering, New models	New models, Repowering	New models, Repowering
15-55 HP	Major upgrade	Major upgrade	Major upgrade, Repowering, New models	New models, Repowering	New models, Major upgrade

	'11A	'12-'15
New models	1	27
Upgrade	1	31
Repowering	2	17

New models

Product actions: Major upgrade, Repowering

Harvesting EU & NA

Segment	2011	2012	2013	2014	2015
Combine CLASS 7, 8, 9	Repowering, Major upgrade	New models, Repowering	New models, Repowering	Repowering, Major upgrade	New models, Repowering
Combine CLASS 4, 5, 6	Major upgrade, Repowering, New models		Major upgrade, Repowering, New models	Major upgrade, Repowering, New models	New models
Combine headers		New models, Major upgrade	New models, Major upgrade	New models, Major upgrade	New models, Major upgrade
Hay & Forage	New models	Major upgrade, Repowering, New models	New models, Repowering	Major upgrade, Repowering, New models	
Grape harvester	Major upgrade	New models	New models		Repowering

	'11A	'12-'15
New models	1	39
Upgrade	3	14
Repowering	4	14

New models

Product actions: Major upgrade, Repowering

CNH Agricultural Equipment
Product Introduction Plan
Significant investment focused on new model launches to complete and strengthen product range
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 17

Light Equipments + Excavators

Platforms	2011	2012	2013	2014	2015
Tractor Loader Backhoe		New models, Major upgrade, Repowering	New models	Repowering	
Skid Steer Loader	New models	Repowering	New models, Repowering	Repowering	
Crawler Excavator	Major upgrade, Repowering	Major upgrade, Repowering	Major upgrade, Repowering	Major upgrade, Repowering	Major upgrade, Repowering
Wheel Excavator		New models	New models		Repowering
Mini Excavator		New models			
Telescopic Handler			New models	New models	

	´11A	'12-'15
New models	1	6
Upgrade	2	3
Repowering	2	8

Product actions: New models · Major upgrade · Repowering

Heavy Equipment

Platforms	2011	2012	2013	2014	2015
Wheel Loader	New models, Repowering	Repowering	Major upgrade	Repowering	Repowering
Dozer		Repowering, New models	Major upgrade, New models	Repowering	Repowering
Grader	Repowering	Repowering		Repowering	
Compactor	New models	New models, Repowering, Major upgrade	Major upgrade, Repowering		Major upgrade, Repowering

	´11A	'12-'15
New models	2	3
Upgrade	0	7
Repowering	2	13

Product actions: New models · Major upgrade · Repowering

CNH Construction Equipment Product Introduction Plan CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 18

2012 Early Trends and Financial Outlook
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 19
• Tier 4A/Stage IIIB Emission Compliant 2012 Main Product Launches
• Agriculture Equipment
• Significant launch activity slated for 2012 in tractors and harvesting equipment in developed markets as a result of T4A/SIIIB
• Introductory launches in Brazil, India, China, and Turkey in new tractor and harvesting equipment segments
• Revitalization of hay and forage and crop production product line up with 30+ launches in 2012
• Construction Equipment
• New product launches in excavator, dozer segments in Europe and North America
• New Case TLB in Brazil
• Multiple T4A/SIIIB and companion program launches
• First new product launch from Case India in compactors
• Order Intake – January 2012 vs. January 2011
• Agricultural Equipment order boards
• Tractor orders up 50%
• Combine orders up 25%
• Construction Equipment order boards
• Orders up 24%
• CNH Financial Services main funding transactions in Q4 2011
• Successful inaugural issuance by CNH Capital LLC of a $500 million 6.25% 5 Year note
• Continued access to the ABS market with a $811 million retail ABS in the US and a CAD 451 million retail ABS in Canada
• 2012 CNH US GAAP Earnings Outlook
• Revenues up approximately 5%
• Operating  Margin in excess of 8.6%
• Investment Grade target supported by strong performance, sound liquidity position and demonstrated access to diversified sources of funding, both for
Equipment Operations and Financial Services

For Further Information
Please Contact Investor Relations:
Manfred Markevitch Head of Investor Relations
Federico Catasta
Case New Holland Inc.
6900 Veterans Boulevard
Burr Ridge, Illinois  60527
USA
Tel: +1-630-887-3745
Fax: +1-630-887-3890
E-mail: wwinvestorrelations@cnh.com
Website: www.cnh.com
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 20

Appendix

Financial Data – Fourth Quarter CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 22

Financial Highlights – Fourth Quarter
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 23
*  See Appendix for Definition and U.S. GAAP Reconciliation
U.S. GAAP, US$ in mils. - Except per share data and percentages
Percent
12/31/11 12/31/10 Change
Net Sales of Equipment 4,768 $      3,759 $      27%
Equipment Operations Operating Profit * 238 $         176 $         35%
Financial Services Net Income 66 $          28 $          136%
Net Income Before Restructuring and Exceptional Items * 189 $         216 $         (13)%
Diluted EPS Before Restructuring and Exceptional Items * 0.79 $        0.90 $        (12)%
Equipment Operations Operating Cash Flow 707 $         572 $         NA
Equipment Operations Net (Cash) * (2,731) $     (2,195) $     24%
Quarter Ended

(U.S. GAAP, US$ in mils.)
Net Sales Change Y-o-Y
Rate of Change vs. 9M '11
$5,000
$4,000
$3,000
$2,000
$1,000
$0
$4,077
$258
$532
$1,857
$1,430
$3,662
$298
$426
$1,494
$1,444
$3,213
$300
$620
$1,129
$1,164
$3,759
$342
$748
$1,202
$1,467
$4,768
$445
$819
$1,515
$1,989
+27%
+30%
+26%
+36%
100%
9%
17%
32%
42%
2007
2008
2009
2010
2011
% of 2011 total Net Sales
North America
EAME & CIS
Latin America
APAC
FIAT INDUSTRIAL

Net Sales by Geographic Region* – Fourth Quarter * See Appendix for Geographic Information CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 24 +9%

$5,000
$4,000
$3,000
$2,000
$1,000
$0
$4,077
$1,334
$2,743
$3,662
$695
$2,967
$3,213
$587
$2,626
$3,759
$774
$2,985
$4,768
$1,073
$3,695
2007
2008
2009
2010
2011

$400
$300
$200
$100
$0
($100)
$265
$87
$178
$299
$346
($47)
$101
$167
($66)
$176
$211
($35)
$238
$241
($3)
2007
2008
2009
2010
2011

FIAT INDUSTRIAL

Net Sales and Operating Profit* Review
– Fourth Quarter
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 25
Operating Profit Net Sales
*  See Appendix for Definition and U.S. GAAP Reconciliation
Agricultural Equipment Construction Equipment
(U.S. GAAP, US$ in mils.)

155
47
(18)
(79)
(26)
(17)
$176
$238
Q4 '10
Volume & Mix
Net Pricing
Production Cost
SG&A
R&D
Other
Q4 '11

Equipment Operations
Operating Profit* Evolution – Fourth Quarter
• Improvements in both AG and CE operating profit
• Solid demand supported higher volumes in both AG and CE, more efficient industrial utilization, better product mix and positive net pricing
• Emission regulations changes and introduction of new products drove the increase in R&D
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 26
*  See Appendix for Definition and U.S. GAAP Reconciliation
(U.S. GAAP, US$ in mils.)

Geographic Information and Market Share/Position Data CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 27

Definitions
• Geographic Area as Defined by CNH are:
North America – United States, Canada, and Mexico
Europe Africa Middle East & Commonwealth of Independent States (EAME & CIS) – 27 EU countries, 10 CIS Countries,
Balkans, African continent, and Middle East
Latin America – Central and South America, and the Caribbean Islands
Asia Pacific (APAC) – Continental Asia, and Oceania
• Market Share / Market Position Data
Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries.
In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations including the Association of
Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA
in Brazil, the Japan Construction Equipment Manufacturers Association and the Korea Construction Equipment Manufacturers
Association, as well as on other shipment data collected by an independent service bureau.
Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern
Europe, Russia, Turkey, Brazil and any country where local shipments are not reported .
In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 28

CNH Agricultural & Construction Equipment
– Net Sales Change Details*
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 29
(U.S. GAAP, US$ in mils.)
% Change
vs 2010
of which
Currency
% Change
vs 2010
of which
Currency
North America 36% - 25% 1%
AG 25 - 18 1
CE 94 - 69 1
EAME & CIS 26% (1)% 34% 4%
AG 26 (1) 36 4
CE 24 1 23 5
Latin America 9% (4)% 9% 4%
AG 17 (3) 11 4
CE (5) (5) 4 4
APAC 30% (2)% 28% 5%
AG 21 (2) 25 6
CE 59 - 39 3
World 27% (1)% 25% 3%
AG 24 (1) 23 3
CE 39 (1) 32 3
Fourth Quarter 2011 Full Year 2011
*  See Appendix for Geographic Information

Credit Lines
The following table summarizes CNH credit lines and total debt at December 31, 2011 and
December 31, 2010:
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 30
(U.S. GAAP, US$ in mils.)
Line Available Line Available
Consol. Eq.Op. FS Consol. Consol. Eq.Op. FS Consol.
Committed Lines with Third Parties 997          897          775       122          100       1,338    1,338      1,216    122         -
ABCP Facilities and BNDES Financing 5,258       3,559       -        3,559       1,699    6,356    4,261      -        4,261      2,095
Uncommitted Lines
with Third Parties 1,813       1,332       58         1,274       481       1,647    1,259      31         1,228      388
with Fiat Group (pre de-merger) 2,643    206         4           202         2,437
with Fiat Industrial 2,564       192          7           185          2,372    -         -        -         -
Total Credit Lines 10,632 5,980 840 5,140 4,652 11,984 7,064 1,251 5,813 4,920
of which with or guaranteed by Fiat Group 4,068    1,562     405       1,157     2,506
of which with or guaranteed by Fiat Industrial 3,474      917         7           910         2,557
Bonds 3,308       2,808    500          2,721      2,721    -
Third Party Loans 7,375       14         7,361       5,940      15         5,925
Fiat Group (pre de-merger) Loans -          -        -          572         106       466
Fiat Industrial Loans 447          138       309          -         -        -
Intersegment Loans -          693       1,993       -         562       2,273
Total Notes and Loans 11,130   3,653   10,163   9,233    3,404   8,664
Total Debt 17,110   4,493   15,303   16,297 4,655   14,477
December 31, 2010
Drawn
December 31, 2011
Drawn

Equipment Operations
Debt Maturity Schedule
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 31
* Public Notes are reported net of any premium/discount.
(U.S. GAAP, US$ in mils.)
Equipment Operations Outstanding
Dec-11 2012 2013 2014 2015 Beyond
Third Parties 847 $          680 $    120 $    30 $      8 $        9 $
Public Notes * 2,808            -         997         -         -         1,811
Fiat Industrial 145               145         -         -         -         -
Intersegment 693               95           -         9             -         589
Total Maturities 4,493 $        920 $    1,117 $ 39 $       8 $         2,409 $
Maturities

Non-GAAP Measures CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 32

Non-GAAP Measures
CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under
Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these financial measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables in this presentation. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S.
GAAP.
Non-GAAP measures include:
• Net Income Before Restructuring and Exceptional Items
• Operating Profit
• Net Debt (Cash)
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 33

Net Income Before Restructuring and
Exceptional Items
(U.S. GAAP, US$ in mils., except per share data)
2011 2010 2011 2010
Net income attributable to CNH 193 $            209 $         939 $            452 $
Restructuring, after tax:
Restructuring -               8                 -               16
Tax benefit 1                    (1)               -               (2)
Restructuring, after tax 1                    7                 -               14
Exceptional items:
(Gain) on  purchase/sale of business, net of tax (5)                  -             (21)               (4)
Loss from debt redemption, net of tax -               -             -               14
Tax charge for Medicare Part D retiree drug subsidy -               -             -               20
Net Income before restructuring and exceptional items 189 $            216 $         918 $            496 $
Weighted average common shares outstanding - diluted 241               239            240               239
Diluted earnings per share before restructuring and
exceptional items
0.79 $          0.90 $        3.82 $          2.08 $
Fourth Quarter Full Year
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 34
CNH defines net income before restructuring and exceptional item as net income attributable to CNH, less restructuring charges and exceptional items, after tax. Exceptional items include charges or income that may mask underlying operating results. We believe that net income before restructuring and exceptional items is a useful figure for measuring the performance of our operations.

Equipment Operations Operating Profit
CNH defines Equipment Operations Gross Profit as net sales less of equipment cost of goods sold. CNH defines Equipment Operations Operating Profit as Gross Profit less selling, general and administrative and research and development costs. Operating Margin is Operating Profit expressed as a percentage of net sales of equipment. The following table summarizes the computation of Equipment Operations
Gross and Operating Profit for all periods presented:
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 35
(U.S. GAAP, US$ in mils.)
2011
% of
Net Sales
2010
% of
Net Sales
2011
% of
Net Sales
2010
% of
Net Sales
Net sales 4,768 $ 3,759 $  18,059 $ 14,474 $
Less:
     Cost of goods sold 3,951 3,121 14,626 11,891
Gross Profit 817 17.1% 638 17.0% 3,433 19.0% 2,583 17.8%
Less:
     Selling, general and administrative 425 334 1,442 1,243
     Research and development 154 128 526 451
Operating Profit 238 $    5.0% 176 $     4.7% 1,465 $   8.1% 889 $       6.1%
U.S. GAAP Operating Profit by Segment
Agricultural Equipment 241 $    6.5% 211 $     7.1% 1,410 $   9.9% 943 $       8.2%
Construction Equipment (3) $       (0.3)% (35) $      (4.5)% 55 $         1.4% (54) $       (1.8)%
Fourth Quarter Full Year

Equipment Operations IFRS to GAAP
Analysis
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 36
The following summarizes trading profit, as reported to Fiat Industrial under IFRS, by segment:
(US$ in mils.)
2011 2010 2011 2010
Trading Profit Under IFRS
Agricultural Equipment 210 $        174 $        1,264 $     839 $
Construction Equipment (12)            (18)            27             (43)
Financial Services 100           50             315           205
Trading Profit Under IFRS 298           206           1,606        1,001
The following reconciles trading profit to operating profit under U.S. GAAP:
Equipment Operations Trading Profit Under IFRS 198 $        156 $        1,291 $     796 $
Accounting for Benefit Plans (8)              (49)            (31)            (62)
Intangible Asset Amortization,
   Primarily Development Costs (45)            (41)            (138)          (176)
IFRS Reclassifications * 55             43             213           170
Other Adjustments (2)              (10)            (10)            (30)
Total Adjustments -            (57)            34             (98)
Plus: U.S. GAAP "Other, net" 40             77             140           191
U.S. GAAP Operating Profit 238 $        176 $        1,465 $     889 $
Fourth Quarter Full Year
*  The net reclassification of interest compensation to Financial Services to cost of goods sold and the interest component of unfunded benefit plans to interest expense

Net Debt
The following table sets forth total debt and “Net Debt (Cash)” - total debt (including intersegment debt)
less cash and cash equivalents, deposits in Fiat and Fiat Industrial subsidiaries cash management systems and intersegment notes receivable - as of December 31, 2011 and December 31, 2010:
CNH Global N.V. Fourth Quarter and Full Year 2011 Conference Call – January 31, 2012 37
31-Dec-11 31-Dec-10 31-Dec-11 31-Dec-10 31-Dec-11 31-Dec-10
With Fiat Industrial subsidiaries 325 $            - $             80 $              - $             245 $            - $
With Fiat S.p.A. subsidiaries -                194                -                43                  -                151
Owed to securitization investors 2,302            2,488            -                -                2,302            2,488
Other 1,445            1,181            64                  82                  1,381            1,099
Intersegment -                -                95                  52                  1,394            1,730
Total short-term debt 4,072 $         3,863 $         239 $            177 $             5,322 $         5,468 $
With Fiat Industrial subsidiaries 314 $            - $             65 $              - $             249 $            - $
With Fiat S.p.A. subsidiaries -                584                -                67                  -                517
Owed to securitization investors 6,511            5,868            -                -                6,511            5,868
Other 6,213            5,982            3,591            3,901            2,622            2,081
Intersegment -                -                598               510                599               543
Total long-term debt 13,038 $      12,434 $       4,254 $         4,478 $         9,981 $         9,009 $
With Fiat Industrial subsidiaries 639 $            - $             145 $            - $             494 $            - $
With Fiat S.p.A. subsidiaries -                778                -                110                -                668
Owed to securitization investors 8,813            8,356            -                -                8,813            8,356
Other 7,658            7,163            3,655            3,983            4,003            3,180
Intersegment -                -                693               562                1,993            2,273
Total debt 17,110 $      16,297 $       4,493 $         4,655 $         15,303 $      14,477 $
Cash and cash equivalents 2,055 $         3,618 $         1,251 $         2,934 $         804 $            684 $
Deposits in cash management systems
With Fiat Industrial subsidiaries 4,116            -                3,980            -                136               -
With Fiat S.p.A. subsidiaries -                1,760            -                1,643            -                117
Intersegment notes receivable -                -                1,993            2,273            693               562
Net debt (cash) 10,939 $      10,919 $       (2,731) $       (2,195) $       13,670 $      13,114 $
Less:
Consolidated Equipment Operations Financial Services
(US$ in millions)
Short-term debt:
Long-term debt:
Total debt: